UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   October 2005   File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

Certification of Interim filings  -CEO- for the period ending August 31, 2005

2.

Certification of Interim filings -CFO- for the period ending August 31, 2005

3.

Interim Financial Statements (Unaudited) for the period ending August 31, 2005

4.

Management Discussion & Analysis for the period ending August 31, 2005

5.

Notice of Principal Regulator under Multilateral Instrument 11-101

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: April 7, 2006	By: /s/ George Whatley George Whatley, President and Director

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

 I, George Whatley, Chief Executive Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alpha Gold Corp., (the issuer) for the interim period ending August 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 28, 2005

Signature:  “George Whatley”                       Title:  Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

 I, Richard Whatley, Chief Financial Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alpha Gold Corp., (the issuer) for the interim period ending August 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 28, 2005

Signature:  “Richard Whatley”                                Title:  Chief Financial Officer

Alpha Gold Corp.

Interim Financial Statements
(Unaudited - Prepared by Management)
August 31, 2005

Alpha Gold Corp. Interim Financial Statements (Unaudited - Prepared by Management)
August 31, 2005
Interim Statement of Loss	3
Interim Statement of Deficit	4
Interim Balance Sheet	5
Interim Statement of Cash Flows	6
Notes to the Interim Financial Statements	7-11
Interim Schedule of Deferred Expenditures	12

Alpha Gold Corp. Interim Statement of Loss (Unaudited - Prepared by Management)
Cumulative,		3 months ended		6 months ended
Inception to		August 31,		August 31,
August 31, 2005		2005	2004	2005	2004
Revenue	$ -	$ -	$ -	$ -	$ -
Administrative expenses Amortization	207,041	7,107	8,537	14,214	11,296
Automotive	94,840	4,668	4,244	6,061	5,541
Bad debts	14,999	-	-	-	-
Consulting and management fees	439,263	15,000	15,000	30,000	30,000
Financial relations	59,000	-	-	-	-
Gain on disposal of equipment	(22,087)	-	(9,556)	-	(9,556)
Gain on disposal of exploration property	(7,400)	-	-	-	-
Insurance	32,375	-	1,966	4,305	4,234
Office, printing and miscellaneous	310,170	3,835	3,282	8,668	7,497
Professional fees	640,360	17,916	16,821	24,737	22,679
Property investigation	25,052	-	-	-	-
Regulatory and transfer fees	148,893	14,386	8,243	14,461	9,063
Rent	81,930	1,500	1,500	3,000	3,000
Repairs and maintenance	13,291	-	-	-	-
Shareholder relations	130,493	14,979	-	16,580	3,018
Stock based compensation	83,000	-	-	-	-
Telephone	12,113	780	881	1,607	1,771
Travel and promotion	107,644	1,200	1,405	2,762	2,786
Wages	12,864	-	-	-	-
Write off of exploration properties	809,960	-	-	-	-
Write down of equipment	46,527	-	-	-	-
	3,240,328	81,371	52,323	126,395	91,329
Loss before other items	(3,240,328)	(81,371)	(52,323)	(126,395)	(91,329)
Other items Insurance proceeds	12,898	-	-	-	-
Interest income	412,961	8,759	8,914	17,916	20,802
Gain on disposal of marketable securities	60,093	-	-	-	-
Interest, bank charges and foreign exchange	(21,707)	(1,188)	(518)	(1,281)	(388)
Loss on realization of demand debenture	(14,487)	-	-	-	-
Write down of marketable securities	(19,999)	-	-	-	-
	429,759	7,571	8,396	16,635	20,414
Future income taxes	78,085	-	-	-	-
Loss for the period	$(2,888,654)	$(73,800)	$(43,927)	$(109,760)	$(70,915)
Weighted average loss per share		$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Alpha Gold Corp.

Interim Statement of Deficit

(Unaudited - Prepared by Management)

	Cumulative, Inception to August 31, 2005	3 months ended August 31,		6 months ended August 31,
		2005	2004	2005	2004
Deficit, beginning Loss for the period	$ - (2,888,654)	$ (2,814,854) (73,800)	$(2,575,510) (43,927)	$ (2,778,894) (109,760)	$(2,548,522) (70,915)
Deficit, end of period	$(2,888,654)	$ (2,888,654)	$(2,619,437)	$ (2,888,654)	$(2,619,437)

Alpha Gold Corp. Interim Balance Sheet (Unaudited - Prepared by Management)
	August 31, 2005	February 29, 2005
Assets
Current Cash and term deposits Accounts receivable Taxes receivable Prepaid expense	$1,340,618 64,198 75,746 9,600	$ 1,689,237 14,789 75,746 11,654
Investment in exploration properties (note 3) Expenditures on exploration properties (schedule) Property, plant and equipment (note 4)	1,490,162 550,114 5,128,990 81,710	1,791,426 550,114 4,464,572 93,936
	$ 7,250,976	$ 6,900,048
Liabilities Current Accounts payable and accruals	$ 3,747	$ 14,339
Future income tax liability	952,639	952,639
	956,386	966,978
Shareholders’ Equity Share capital (note 5) Contributed surplus Deficit	9,098,444 84,800 (2,888,654)	8,628,964 83,000 (2,778,894)
	6,294,590	5,933,070
	$ 7,250,976	$ 6,900,048

Approved by the Directors:

“George Whatley”

Director

“Richard Whatley”

Director

Alpha Gold Corp.

Interim Statement of Cash Flows (Unaudited - Prepared by Management)

Cumulative		3 months ended		6 months ended
Inception to		August 31,		August 31,
August 31, 2005		2005	2004	2005	2004
Cash provided by (used in) Operating activities Loss for the period	$(2,888,654)	$ (73,800)	$(43,927)	$(109,760)	$(70,915)
Items not involving cash Amortization	207,041	7,107	8,537	14,214	11,296
Future income taxes	78,085	-	-	-	-
Stock based compensation	83,000	-	-	-	-
Gain on disposal of equipment	(22,087)	-	(9,556)	-	(9,556)
Gain on disposal of exploration property	(7,400)	-	-	-	-
Write off of exploration properties	809,960	-	-	-	-
Write down of equipment	46,527	-	-	-	-
Gain on disposal of marketable securities	(60,093)	-	-	-	-
Loss on realization of demand debentures	14,487	-	-	-	-
Write down of marketable securities	19,999	-	-	-	-
	(1,719,135)	(66,693)	(44,946)	(95,546)	(69,175)
Changes in non-cash working capital	(188,702)	(62,474)	22,672	(57,947)	15,525
	(1,907,837)	(129,167)	(22,274)	(153,493)	(53,650)
Financing activity Proceeds on issuance of shares, net	9,974,798	471,280	256,550	471,280	256,550
Investing activities Exploration properties	(6,480,996)	(634,269)	(422,387)	(664,418)	(444,253)
Proceeds on disposal of exploration property	20,000	-	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-	-
Purchase of equipment	(313,191)	-	(69,818)	(1,988)	(69,818)
Demand debenture	(12,250)	-	-	-	-
	(6,726,343)	(634,269)	(492,205)	(666,406)	(514,071)
Net increase (decrease) in cash	1,340,618	(292,156)	(257,929)	(348,619)	(302,171)
Cash and term deposits, beginning	-	1,632,774	1,881,305	1,689,237	1,934,547
Cash and term deposits, ending	$ 1,340,618	$ 1,340,618	$1,623,376	$1,340,618	$1,623,376
Supplemental cash flow information
Interest received		$ 2,846	$ 18,202	$ 3,351	$ 18,965
Income taxes received		$ -	$ -	$ -	$ -

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited – Prepared by Management)

August 31, 2005

1.

Financial Statement Presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. As described in note 7, these principles differ in certain material respects from United States generally accepted accounting principles. These unaudited interim financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended February 28, 2005 for additional information.

2.

Nature of Operations

The investment in and expenditures on exploration properties comprise a significant portion of the company’s assets. Realization of the company’s investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	Exploration Properties
		6 months ended August 31, 2005	Year ended February 28, 2005
Acquisition costs		$ 550,114	$ 550,114
Deferred expenditures (Schedule)		5,128,990	4,464,572
		$ 5,679,104	$ 5,014,686

a)

Lust Dust Claims

i)

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

ii)

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained “5% net profit interest and the 2% net smelter return royalty” for $150,000 cash.

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited - Prepared by Management)

August 31, 2005

3.

Exploration Properties (continued)

b)

Goldbanks

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payment under the option agreement totaled $26,400 U.S. and applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at August 31, 2005, regulatory approval had been received but the shares had not yet been issued.

4.	Property, Plant and Equipment
			August 31, 2005		February 28, 2005
		Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment		$ 7,288	$ 2,818	$ 4,470	$ 3,153
Furniture and fixtures		16,361	15,001	1,360	1,512
Trucks		105,025	29,145	75,880	89,271
		$128,674	$ 46,964	$ 81,710	$ 93,936

5.

Share Capital

            a)     Authorized

                                100,000,000 common shares with no par value

            b)     Issued

	6 months ended August 31, 2005		Year ended February 28, 2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	24,451,684	$ 8,628,964	23,402,184	$ 8,289,226

Issued during the period
for cash @ $0.40	-	-	575,000	230,000
for cash @ $0.50	957,260	478,630	78,100	39,050
for cash @ $0.43		-	396,400	170,452
Share issue costs	-	(9,150)	-	-
Income tax benefits renounced on flow through shares issued	-	-	-	(99,764)
Balance, end of period	25,408,944	$ 9,098,444	24,451,684	$ 8,628,964

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited - Prepared by Management)

August 31, 2005

5.

Share Capital (continued)

c)     Share issuances

During the current period:

i)    285,000 flow-through common share units and 672,260 non flow-through common share units were issued at $0.50 per unit. Each unit provided the purchasers with warrants to purchase one additional non-flow-through share at $0.50 per share expiring July 25, 2007. The company paid a cash commission of $7,350 and issued 14,700 broker warrants on a portion of the financing. The fair value of the broker warrants have been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the warrants were: Dividend yield 0%; expected volatility 38%; a risk-free interest rate of 3.04%; and an expected life of 2 years. The value assigned to the 14,700 brokers’ warrants was $1,800.

During the prior year:

i)

575,000 flow-through common shares were issued at $0.40 per unit. Each unit provided the purchasers with warrants to purchase one additional non-flow-through share at $0.46 per share expiring July 15, 2006.

ii)

78,100 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

iii)

396,400 common shares were issued at $0.43 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

d)    Warrants outstanding

At August 31, 2005 the following share purchase warrants were outstanding:

Number of shares	$ per share	Expiry date
575,000	$ 0.46	July 15, 2006
971,960	$ 0.50	July 25, 2007
e) Options outstanding

At August 31, 2005 the following share purchase options were outstanding:

Number of shares	$ per share	Expiry date
750,000	$ 0.40	April 25, 2007
500,000	$ 0.40	January 26, 2010

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited - Prepared by Management)

August 31, 2005

6.

Related Party Transactions

During the fiscal year to date, the company paid fees of $77,000 (2004 - $71,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $4,150 (2004 - $3,950) for secretarial and bookkeeping services, and $3,000 (2004 - $3,000) for office rental to a company controlled by a director. These transactions have been recorded at the exchange amount.

7.

Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Differences which materially affect the measurement of items included in the financial statements are:

U.S. GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Any other related costs in respect of the properties are charged to earnings under U.S. GAAP and capitalized under Canadian GAAP.

Statements of Operations	Cumulative, inception to August 31, 2005	August 31, 2005	August 31, 2004
Loss for the period under
Canadian GAAP	$ (2,888,654)	$ (109,760)	$ (70,915)
Exploration property exploration and development expenditures	(5,679,104)	(664,418)	(444,253)
Future income tax recovery	952,639	-	-
United States GAAP	$ (7,615,119)	$ (774,178)	$ (515,168)
Gain (loss) per share – US GAAP		$ (0.03)	$ (0.02)

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited - Prepared by Management)

August 31, 2005

7.

Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States (continued)

Balance Sheets	August 31, 2005		February 28, 2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets	$1,490,162	$1,490,162	$ 1,791,426	$ 1,791,426
Exploration Properties and deferred costs	5,679,104	-	5,014,686	-
Equipment	81,710	81,710	93,936	93,936

	$ 7,250,976	$ 1,571,872	$ 6,900,048	$ 1,885,362

Statements of Cash Flows	Cumulative, inception to August 31, 2005	August 31, 2005	August 31, 2004

Cash generated (used) for operating purposes under Canadian GAAP	$ (1,907,837)	$ (153,493)	$ (53,650)
Exploration property exploration and development expenditures	(6,480,996)	(664,418)	(444,253)
Cash generated (used) for operating purposes under US GAAP	$ (8,388,833)	$ (817,911)	$ (497,903)

Cash generated (used) for investing purposes under Canadian GAAP	$ (6,726,343)	$ (666,406)	$ (514,071)
Exploration property exploration and development expenditures	6,480,996	664,418	444,253
Cash generated (used) for investing purposes under US GAAP	$ (245,347)	$ (1,988)	$ (69,818)

The statements of comprehensive loss provide a measure of all changes in equity of the company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

Alpha Gold Corp.

Interim Schedule of Deferred Expenditures

(Unaudited - Prepared by Management)

August 31, 2005

		6 months ended		Year ended February 28,
		August 31, 2005		2005
	Lust Dust Claims	Goldbanks Claims	Total	Total
Exploration Assaying	$ 29,573	$ -	$ 29,573	$ 20,368
Camp expenses	19,035	-	19,035	22,216
Drilling	489,015	-	489,015	490,296
Filing fees & claim assessment	500	-	500	5,938
Fuel	242	-	242	2,314
Geological/geochemical work and reports	87,551	-	87,551	160,443
On-site management	9,000	-	9,000	12,000
Roadwork/Reclamation	18,714	-	18,714	6,708
Travel	10,788	-	10,788	16,727
BC Mining tax credit	-	-	-	(75,746)
Expenses for the period	664,418	-	664,418	661,264
Balance, beginning of period	4,177,368	287,204	4,464,572	3,803,308
Balance, end of period	$ 4,841,789	$ 287,204	$ 5,128,990	$ 4,464,572

1.1

Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Alpha Gold Corp. (“Alpha” or the “Company”) for the six months August 31, 2005.

This MD&A is prepared as of October 13, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2

Overview

Alpha Gold Corp. is a mineral exploration company focused on the Lustdust Property located in the Omineca Mining Division of British Columbia.

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

The Company is in the exploration stage. Exploration is primarily focused on the Lustdust property located in the Omineca Mining Division 200 km west of Ft. St. James, B.C. This property continues to show promising assay results of drilling samples. The investment and expenditure on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The drilling program is progressing well a the Alpha Gold Lustdust property. Soil sampling is being completed to outline additional drill targets. Core assay results of the recent drilling program are being compiled by the Company Geologist; Daryl Hanson, P. Eng and will be released upon completion. Overall the drilling program of 2005 is yielding promising results on all fronts.

The next exploration concept for the Lustdust property is based on a model proposed by Stilltoe and Bonham in 1990. The model links porphyry, skarn, vein and manto mineralization with distal “Carlin” or sediment hosted gold deposits. The Lustdust property has never been explored for sediment hosted deposits which typically contain several million ounces of gold in rocks with little or no visible sulphide mineralization.

The Company has funds in place of approximately $1,300,000 and with most of the current drilling program completed the Company is well able to meet its remaining expenditures.

Other Properties

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payment under the option agreement totaled $26,400 U.S. and applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at May 31, 2005 the shares had not yet been issued and the Company was uncertain as to its plans in regards to this property.

Market Trends

The upward trend in metal prices has continued to the present with gold averaging approximately US$474/oz and copper averaging US$190/lb.

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

1.4

Results of Operations

Overhead expenses in the second quarter of fiscal 2006 increased to $73,800, as compared to $43,927 in the second quarter of fiscal 2005.

Exploration costs increased in the second quarter of fiscal 2006 to $634,269 compared to the same quarter of 2005, $370,773. Exploration expenditures during the quarter were: assaying (2006 - $29,573; 2005 - $14,118), camp expense (2006 - $18,870; 2005 - $13,989), drilling expenses (2006 - $489,015; 2005 - $240,848), filing fees (2006 - $500; 2005 - $500), on-site fuel cost (2006 – $242; 2005 - $1,826), geological/geochemical work and reports (2006 - $57,567; 2005 $74,896), on-site management (2006 - $9,000; 2005 - $12,000), roadwork and reclamation (2006 - $18,714; 2005 - $3,904), travel (2006 - $10,788; 2005 - $8,693).

These expenses were incurred during the drilling program which commenced in June.

Office and administration costs increased from $19,994 spent in the second quarter of the 2005 fiscal year to $22,861 in the second quarter of the 2006 fiscal year.

Stock-based compensation of $nil was charged to operations during the second quarter of 2006 and $nil in the second quarter of 2005.

1.5

Summary of Quarterly Results

1.6

Liquidity

Historically the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company’s access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At August 31, 2005, the Company had working capital of approximately $1.5 million, which is sufficient to fund its planned expenditures and commitments. As the Company chooses to proceed on additional exploration and development programs at the Lustdust project, it will need to raise additional funds for those expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7

Capital Resources

At August 31, 2005 Alpha had working capital of $1.3 million, as compared to $1.9 million at August 31, 2004 and $1.7 million at the end of fiscal 2005. Alpha has 25,408,944 common shares issued and outstanding at the end of the quarter.

On July 25, 2005 the Company completed a private placement by issuing 957,260 units at $0.50 each, for gross proceeds of $478,630. Each unit was comprised of a common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $0.50 until July 25, 2007.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

During the three months ended August 31, 2005, the Company paid $54,250 to related parties as follows: administration of company affairs plus planning and contract negotiations for the drilling program plus on-site management to the Company’s President ($24,000); property investigation, site investigation, for drilling, geology and planning of field operations to a director of the Company ($24,000); part time secretarial and accounting work to a relative of the Company’s President ($2,050); use of personal vehicle to a director ($2,700) plus office rent to the Company’s President ($1,500).

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13

Changes in Accounting Policies including Initial Adoption

During the year ended February 29, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation.

The Company also adopted the CICA’s new Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. This had no retroactive effect. Please refer to Note 2c of the Financial Statements.

1.14      Financial Instruments and Other Instruments

None.

1.15      Other MD&A Requirements

1.15.1   Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2   Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs;

The required disclosure is presented in a schedule to the accompanying financial statements.

(b)

expensed research and development costs;

Not applicable.

(c)

deferred development costs;

Not applicable.

(d)

general and administration expenses; and

The required disclosure is presented in the Interim Statement of Loss.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3   Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				25,408,944
Warrants	July 15, 2006 July 25, 2007	$0.46 $0.50	575,000 957,260	1,532,260
Share purchase options	April 25, 2007 January 29, 2010	$0.40 $0.40	750,000 500,000	1,250,000

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

FORM 11-101F1
Notice of principal regulator under Multilateral Instrument 11-101

1.

Date: December 2, 2005

2.

Information about person or company

SEDAR profile number (if applicable): 5818

NRD # (if applicable): N/A

Name: Alpha Gold Corp.

Instructions:

(i)

For a non-investment fund issuer, indicate the SEDAR profile number. For an investment fund issuer, indicate the SEDAR investment fund group profile number.

(ii)

For a non-investment fund issuer, indicate the issuer's name. For an investment fund issuer, indicate the investment fund group name.

3.

Principal regulator

The securities regulatory authority or regulator in the following jurisdiction is the principal regulator for the person or company: British Columbia

4.

Previous notice filed

If the person or company has previously filed a Form 11-101F1, indicate the principal regulator noted in the previous notice: N/A

5.

Reasons for principal regulator

The principal regulator for the person or company is its principal regulator

(a)

based on the location of its head office (for a non investment fund issuer, dealer or unrestricted adviser), investment fund manager's head  office (for an investment fund), or working office (for an individual) (check box), or

(b)

on the following basis [provide details]:

(a)

6.

Change in principal regulator

If this notice is being filed for a change in the person or company's principal regulator, provide the details of the basis for the change in principal regulator.

N/A